Exhibit 21.1

CHEETAH NET SUPPLY CHAIN SERVICE INC.

Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Allen-Boy International LLC	Delaware

Canaan International LLC	North Carolina

Canaan Limousine LLC	South Carolina

Pacific Consulting LLC	New York

Entour Solutions LLC	New York

Cheetah Net Logistics LLC	New York